UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year September 27, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to .

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN
(Full title of the plan)

Varian Medical Systems, Inc.
(Name of issuer of the securities held pursuant to the plan)

3100 Hansen Way
Palo Alto, California 94304-1129
(Address of principal executive offices)

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

Varian Medical Systems, Inc.
Retirement Plan -
Pension Element
Financial Statements
September 30, 2002 and 2001

Report of Independent Accountants

To the Participants and Retirement Committee of Varian Medical Systems, Inc.
Retirement Plan - Pension Element:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Pension Element (the “Pension Element”) at September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Pension Element’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 31, 2003

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Statements of Net Assets Available For Benefits

	September 30,
	2002	2001
	(in thousands)
Interest in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (Note 5)	$188,075	$224,796

Net assets available for benefits	$188,075	$224,796

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Statements of Changes In Net Assets Available For Benefits

	For the Year Ended
	September 30,
	2002	2001
	(in thousands)
Additions to net assets attributed to:
Contributions:
Participant	$323	$270
Employer	5,392	4,643

Total contributions	5,715	4,913

Total additions	5,715	4,913

Deductions from net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment loss	16,112	56,115
Benefits paid to participants	26,232	24,247
Administrative expenses	92	100

Total deductions	42,436	80,462

Net decrease in net assets	(36,721)	(75,549)
Net assets available for benefits:
Beginning of year	224,796	300,345

End of year	$188,075	$224,796

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements

1.     Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan and the Summary Plan Description/Prospectus document for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan - Pension Element (the “Pension Element”) and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the “Profit Sharing Element”). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan (“EIP”) bonus contributions and matching Management Incentive Plan (“MIP”) bonus contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus contributions, MIP bonus contributions, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Fiscal year

The Plan’s fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 27, 2002 and September 28, 2001, respectively.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets. The Pension Element’s investments, as well as the investments of the Profit Sharing Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (“Master Trust”), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

Contributions and participants’ accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company’s matching contribution is 100% of participants’ before or

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

after tax deposits, up to a maximum of 6% of participants’ eligible base pay. Contributions for Company EIP matching contributions are 6% of participants’ EIP allocations. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit-sharing contributions are based on the percentages of their eligible base salary to the total eligible base pay for all participants during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2002 and 2001.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at September 30, 2002 and 2001 range from 5.75% to 10.5% and 7.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions, generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship distributions

Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Pension Element are prepared utilizing the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximate fair value. The Master Trust presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of benefits

Benefits are recorded when paid.

3.	Income Taxes

The Pension Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Pension Element design is in compliance with the applicable requirements of the Internal Revenue Code. The Pension Element has been subsequently

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

amended; however, the Company believes that the Pension Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Pension Element’s financial statements.

The December 4, 2001 letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated the Pension Element design was in compliance with the applicable requirements of the Internal Revenue Code.

4.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items between the financial statements and the Form 5500 relating to net assets available for benefits as of September 30, 2002 and 2001.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended
	September 30,
	2002	2001
Benefits paid to participants per the financial statements	$26,232	$24,247
Less: Amounts allocated to withdrawing participants at September 30, 2000	—	(323)

Benefits paid to participants per the Form 5500	$26,232	$23,924

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

5.     Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

The Pension Element’s investments are in the Master Trust which was established for the investment of assets of the Pension Element and the Profit Sharing Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at September 30, 2002 and 2001 is as follows:

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2002 AND 2001

	(in thousands)
	2002			2001

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$162,834	$190,045	$352,879	$197,031	$228,301	$425,332
Money market funds	22,422	26,293	48,715	26,465	28,974	55,439
Stock fund	2,266	3,595	5,861	822	1,355	2,177
Participant loans	80	2,111	2,191	140	2,273	2,413

Total Master Trust investments	187,602	222,044	409,646	224,458	260,903	485,361

Receivables:
Company contributions	495	—	495	363	—	363
Participant contributions	14	677	691	10	592	602

Total receivables	509	677	1,186	373	592	965

Total assets	188,111	222,721	410,832	224,831	261,495	486,326

Liabilities
Accrued expenses	(36)	(42)	(78)	(35)	(40)	(75)

Total liabilities	(36)	(42)	(78)	(35)	(40)	(75)

Net assets available for benefits	$188,075	$222,679	$410,754	$224,796	$261,455	$486,251

Element’s participating interest	46%	54%	100%	46%	54%	100%

Investment income (loss) for the Master Trust is as follows (in thousands):

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

	For the Year Ended September 30, 2002			For the Year Ended September 30, 2001

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(18,511)	$(28,232)	$(46,743)	$(67,784)	$(98,182)	$(165,966)
Stock fund	400	627	1,027	147	182	329

	(18,111)	(27,605)	(45,716)	(67,637)	(98,000)	(165,637)
Interest	1,999	2,580	4,579	11,522	15,426	26,948

Total	$(16,112)	$(25,025)	$(41,137)	$(56,115)	$(82,574)	$(138,689)

Master Trust investments in excess of 5% of net assets were as follows (in thousands):

	September 30,
	2002	2001
Fidelity Growth Company Fund	$62,467	$92,632
Fidelity Growth and Income Portfolio	$56,112	$76,917
Fidelity Balanced Fund	$30,993	$36,548
Fidelity Retirement Money Market Portfolio	$48,715	$55,439
Spartan U.S. Equity Index Portfolio	$49,020	$70,407
Interest Income Fund	$116,855	$120,676

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

6.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at September 30, 2002 and 2001 consisted of 125,802 shares and 61,623 shares, with fair market values of $2,203,000 and $809,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $63,000 and $13,000 at September 30, 2002 and 2001, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions.

Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the years ended September 30, 2002 and 2001 were $92,000 and $100,000, respectively.

7.	Subsequent Event

In December 2002, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”), to change the Plan year-end from September 30th to December 31st and to merge the Pension Element into the Profit Sharing Element. The Plan’s amendments are effective January 1, 2003 with the exception of some of the changes necessary to be in compliance with EGTRRA, which were effective October 1, 2002. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Varian Medical Systems, Inc.
Retirement Plan -
Profit Sharing Element
Financial Statements
September 30, 2002 and 2001

Report of Independent Accountants

To the Participants and Retirement Committee of Varian Medical Systems, Inc.
Retirement Plan - Profit Sharing Element:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the “Profit Sharing Element”) at September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Profit Sharing Element’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 31, 2003

Varian Medical Systems, Inc. Retirement Plan -Profit Sharing Element
Statements of Net Assets Available for Benefits

	September 30,
	2002	2001
	(in thousands)
Interest in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (Note 5)	$222,679	$261,455

Net assets available for benefits	$222,679	$261,455

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	September 30,
	2002	2001
	(in thousands)
Additions to net assets attributed to:
Contributions:
Participant	$9,474	$8,289
Employer	297	335

Total contributions	9,771	8,624

Total additions	9,771	8,624

Deductions from net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment loss	25,025	82,574
Benefits paid to participants	23,375	21,975
Administrative expenses	147	186

Total deductions	48,547	104,735

Net decrease in net assets	(38,776)	(96,111)
Net assets available for benefits:
Beginning of year	261,455	357,566

End of year	$222,679	$261,455

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan — Pension Element (the “Pension Element”) and the Varian Medical Systems, Inc. Retirement Plan — Profit Sharing Element (the “Profit Sharing Element”). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan (“EIP”) bonus contributions and matching Management Incentive Plan (“MIP”) bonus contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus contributions, MIP bonus contributions, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Fiscal year

The Plan’s fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 27, 2002 and September 28, 2001, respectively.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets. The Profit Sharing Element’s investments, as well as the investments of the Pension Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (“Master Trust”), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

Contributions and participants’ accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company’s matching contribution is 100% of participants’ before or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2002 and 2001.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at September 30, 2002 and 2001 range from 5.75% to 10.5% and 7.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions, generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship distributions

Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Profit Sharing Element are prepared utilizing the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Master Trust presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of benefits

Benefits are recorded when paid.

3.	Income Taxes

The Profit Sharing Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Profit Sharing Element design is in compliance with the

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

applicable requirements of the Internal Revenue Code. The Profit Sharing Element has been subsequently amended; however, the Company believes that the Profit Sharing Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Profit Sharing Element’s financial statements.

The December 4, 2001 letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated that the Profit Sharing Element design was in compliance with the applicable requirements of the Internal Revenue Code.

4.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items between the financial statements and the Form 5500 relating to net assets available for benefits as of September 30, 2002 and 2001.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended
	September 30,
	2002	2001
Benefits paid to participants per the financial statements	$23,375	$21,975
Less: Amounts allocated to withdrawing participants at September 30, 2000	—	(447)

Benefits paid to participants per the Form 5500	$23,375	$21,528

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

5.	Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

The Profit Sharing Element’s investments are in the Master Trust which was established for the investment of assets of the Profit Sharing Element and the Pension Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at September 30, 2002 and 2001 is as follows:

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2002 AND 2001
(in thousands)

	2002			2001

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$162,834	$190,045	$352,879	$197,031	$228,301	$425,332
Money market funds	22,422	26,293	48,715	26,465	28,974	55,439
Stock fund	2,266	3,595	5,861	822	1,355	2,177
Participant loans	80	2,111	2,191	140	2,273	2,413

Total Master Trust investments	187,602	222,044	409,646	224,458	260,903	485,361

Receivables:
Company contributions	495	—	495	363	—	363
Participant contributions	14	677	691	10	592	602

Total receivables	509	677	1,186	373	592	965

Total assets	188,111	222,721	410,832	224,831	261,495	486,326

Liabilities
Accrued expenses	(36)	(42)	(78)	(35)	(40)	(75)

Total liabilities	(36)	(42)	(78)	(35)	(40)	(75)

Net assets available for benefits	$188,075	$222,679	$410,754	$224,796	$261,455	$486,251

Element’s participating interest	46%	54%	100%	46%	54%	100%

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

Investment income (loss) for the Master Trust is as follows (in thousands):

	For the Year Ended September 30, 2002			For the Year Ended September 30, 2001

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(18,511)	$(28,232)	$(46,743)	$(67,784)	$(98,182)	$(165,966)
Stock fund	400	627	1,027	147	182	329

	(18,111)	(27,605)	(45,716)	(67,637)	(98,000)	(165,637)
Interest	1,999	2,580	4,579	11,522	15,426	26,948

Total	$(16,112)	$(25,025)	$(41,137)	$(56,115)	$(82,574)	$(138,689)

Master Trust investments in excess of 5% of net assets were as follows (in thousands):

	September 30,
	2002	2001
Fidelity Growth Company Fund	$62,467	$92,632
Fidelity Growth and Income Portfolio	$56,112	$76,917
Fidelity Balanced Fund	$30,993	$36,548
Fidelity Retirement Money Market Portfolio	$48,715	$55,439
Spartan U.S. Equity Index Portfolio	$49,020	$70,407
Interest Income Fund	$116,885	$120,676

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)

6.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at September 30, 2002 and 2001 consisted of 199,637 shares and 101,557 shares, with fair market values of $3,496,000 and $1,333,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $99,000 and $22,000 at September 30, 2002 and 2001, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals, and distributions.

Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the year ended September 30, 2002 and 2001 were $147,000 and $186,000, respectively.

7.	Subsequent Event

In December 2002, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”), to change the Plan year-end from September 30th to December 31st and to merge the Pension Element into the Profit Sharing Element. The Plan’s amendments are effective January 1, 2003 with the exception of some of the changes necessary to be in compliance with EGTRRA, which were effective October 1, 2002. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule of Assets Held for Investment - Attachment to 2001 Form 5000 Schedule H item 4(i)

Plan Name: Varian Assoc., Inc Retirement and Profit Sharing Program Trust Plan No. 003

Plan Sponsor: Varian Medical Systems, Inc. Employer Identification Number: 94-2359345

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value

	PIMCO TOT RETURN ADM	Mutual Fund		$12,159,941
	FKLN SMMIDCAP GRTH A	Mutual Fund		$1,260,248
	JANUS MERCURY FUND	Mutual Fund		$991,276
	JANUS OVERSEAS	Mutual Fund		$691,457
	NB GENESIS TRUST	Mutual Fund		$7,834,256
	INTEREST INCOME FUND	Mutual Fund		$116,855,195
	VMS COMPANY STOCK	Employer Stock		$5,861,188
	FIDELITY PURITAN	Mutual Fund		$3,841,331
	FIDELITY EQUITY INC	Mutual Fund		$1,968,268
	FIDELITY GROWTH CO	Mutual Fund		$62,466,758
	FIDELITY GROWTH & INC	Mutual Fund		$56,112,409
	FIDELITY BALANCED	Mutual Fund		$30,992,979
	FIDELITY BLUE CHIP	Mutual Fund		$899,400
	FIDELITY WORLDWIDE	Mutual Fund		$2,835,682
	FIDELITY DIVERS INTL	Mutual Fund		$1,419,477
	FID FREEDOM INCOME	Mutual Fund		$534,862
	FID FREEDOM 2010	Mutual Fund		$942,843
	FID FREEDOM 2020	Mutual Fund		$1,378,944
	FID FREEDOM 2030	Mutual Fund		$540,503
	FID FREEDOM 2040	Mutual Fund		$133,208
	FIDELITY RETIRE MMKT	Mutual Fund		$48,714,806
	SPARTAN US EQ INDEX	Mutual Fund		$49,019,610
*	PARTICIPANT LOANS	Maturity dates of up to 5 years; interest rates range from 5.75% to 10.50%; collateralized by participants’ account balances		$2,190,917
			Total:	$409,645,558

*     Party-in-interest transactions for which statutory exemptions exist.

**     All investments are participant-directed; therefore, disclosure of cost is not required.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ John E. McCarthy

John E. McCarthy
Vice President, Human Resources

Date:  March 26, 2003

EXHIBIT INDEX

Number	Description

23.1	Consent of Independent Accountants.

23.2	Consent of Independent Accountants.